July 27, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Immuneering Corporation
Registration Statement on Form S-1
Filed July 9, 2021
Registration No. 333-257791

Dear Mr. Campbell:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on July 29, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Immuneering Corporation (the “Company”) or its counsel may request via telephone call to the staff. Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Jonathan Sarna at (312) 876-7686, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Immuneering Corporation

By:	/s/ Benjamin J. Zeskind
Benjamin J. Zeskind, Ph.D.
President and Chief Executive Officer

cc:	Nathan Ajiashvili, Esq.
Jonathan Sarna, Esq.